Exhibit 99.1

Volaris Reports a 26% Increase in Passengers for October 2013

Mexico City, Mexico November 11, 2013 – Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (“Volaris”) (NYSE: VLRS and BMV: VOLAR), an ultra-low-cost airline based in Mexico, today reported its preliminary traffic results for October 2013.

The total number of booked passengers in October 2013 reached 717 thousand passengers, a 26.0% increase compared to the same period in 2012. Volaris’ demand, measured in Revenue Passenger Miles (RPMs) increased 21.6% year over year in October 2013. Volaris registered a load factor of 76.8% in October 2013, and 83.2% in October year-to-date.

The following table summarizes Volaris’ traffic results for the month and year-to-date ended October 31, 2013 and 2012.

	October 2013	October 2012	Variation	Ten Months Ended October 2013	Ten Months Ended October 2012	Variation
RPMs (Millions)
Domestic	539	440	22.6%	5,580	4,617	20.9%
International	162	137	18.5%	1,796	1,624	10.6%
Total	702	577	21.6%	7,376	6,241	18.2%

ASMs (Millions)
Domestic	696	559	24.5%	6,760	5,552	21.7%
International	217	174	24.2%	2,107	1,945	8.3%
Total	913	734	24.4%	8,867	7,497	18.3%

Load Factor
Domestic	77.4%	78.7%	(1.3) pp	82.5%	83.1%	(0.6) pp
International	74.9%	78.5%	(3.6) pp	85.2%	83.5%	1.7 pp
Total	76.8%	78.6%	(1.8) pp	83.2%	83.2%	0.0 pp

Passengers (Thousands)
Domestic	608	477	27.5%	6,130	4,931	24.3%
International	110	93	18.4%	1,208	1,093	10.4%
Total	717	569	26.0%	7,337	6,025	21.8%

Investor Relations contact:
Andrés Pliego / Investor Relations / ir@volaris.com / +52 55 5261 6444

Media contact:
Jimena Llano / jimena.llano@volaris.com / +52 1 55 4577 0857

The information included in this report has not been audited and it does not provide information on the company’s future performance. Volaris’ future performance depends on many factors and it cannot be inferred that any period’s performance or its comparison year over year will be an indicator of a similar performance in the future.

About Volaris

Volaris (NYSE: VLRS and BMV: VOLAR), is an ultra-low-cost carrier, or ULCC, based in Mexico. Volaris utilizes its ULCC business model and efficient operations to offer low base fares and to stimulate demand while aiming to provide high quality customer service. Volaris targets passengers who are visiting friends and relatives, cost-conscious business people and leisure travelers in Mexico and to select destinations in the United States. Volaris' unbundled pricing strategy allows it to provide low base fares and enables its passengers to select and pay for a range of optional products and services. Volaris' mission is to offer its clients high quality customer service at an affordable price.

Since beginning operations in March 2006, Volaris has increased its routes from 5 to 95 and its fleet from 4 to 44 aircraft. Volaris offers more than 200 daily flight segments on routes that connect 33 cities in Mexico and 13 cities in the United States with the youngest aircraft fleet in Mexico. Among other recognitions, Volaris has received the ESR Award for Social Corporate Responsibility for three consecutive years. For more information, please visit: www.volaris.com